SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-14379

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION

201 East Fourth Street

Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

And For the Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Convergys Corporation Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Cincinnati, Ohio

June 26, 2009

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets

Investments, at fair value	$296,852,562	$458,093,040

Receivable:
Participant contributions	937,800	1,432,016
Employer contributions	557,712	607,431

Net assets available for benefits, at fair value	298,348,074	460,132,487
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,824,048	173,593

Net assets available for benefits	$300,172,122	$460,306,080

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007
Additions:
Participant contributions	$31,010,202	$33,249,852
Employer contributions	16,094,380	14,308,664
Rollover contributions	1,541,234	3,159,239
Dividend and other income	12,112,379	27,906,489

Total additions	60,758,195	78,624,244

Deductions:
Benefits paid to participants	45,355,736	54,406,461
Administrative expenses	182,607	147,047
Net depreciation in fair market value of investments	175,353,810	24,203,292

Total deductions	220,892,153	78,756,800

Net decrease	(160,133,958)	(132,556)

Net assets available for benefits at beginning of year	460,306,080	460,438,636

Net assets available for benefits at end of year	$300,172,122	$460,306,080

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (“CVG” or the “Company”) and related companies including Convergys Information Management Inc, Convergys Customer Management Inc., and Convergys Human Resource Management Inc., each individually a “Participating Company,” who are twenty-one years of age or older and who have also completed one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the Plan and set by the Company’s Employee Benefits Committee. Participants may also rollover qualified distributions from other defined benefit or defined contribution plans. Each participant has the discretion to choose from a variety of mutual funds and individual stocks offered under the standard investment plan. Participants also have the option to create a self-directed brokerage account and invest their contributions in securities not offered under the standard investment plan. The self-directed brokerage account allows plan participants to invest in a wide array of securities beyond those offered under the standard plan offering. On April 1, 2008, the plan was amended to allow CVG to contribute an employer match equal to 100% of the first 5% of eligible compensation deferred by the participant, provided that the participant has completed at least one year of credited service. Prior to April, 1, 2008, CVG provided a match equal to 100% of the first 3% of eligible compensation deferred by the participant plus 50% of the next 2% of eligible compensation deferred by the participant, provided that the participant had completed at least one year of credited service. The matching Participating Company contributions are invested in the same investment options as the Participants’ contributions.

Participants age 50 and older (and those who will turn age 50 by December 31st of a given plan year), may take advantage of IRS catch up contributions. If they are age 50 or older, they may save an additional 1% to 50% of their pay, subject to Internal Revenue Code limits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administrative Expenses

Most costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the participating Company contribution portion of their accounts plus actual earnings thereon.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits

Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments, other than participants’ loans, are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common stock are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”),” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. This FSP was adopted by the Plan for the year ended December 31, 2006 and applied retrospectively, as required by the FSP.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	2008	2007
Net Realized and Unrealized Appreciation in Fair Value of Investments
Shares of registered investment companies	$(141,519,390)	$(2,615,691)
Common stocks	(33,834,421)	(21,587,601)

	$(175,353,811)	$(24,203,292)

The following presents investments that represent 5% or more of the Plan’s net assets at December 31 as follows:

	2008	2007
Common Stock:
Convergys Corporation	$17,903,775	$48,764,831
Investments in shares of registered investment companies:
Fidelity Equity Income Fund	16,467,859	30,191,192
Fidelity Diversified International Fund	27,325,975	51,957,107
Fidelity Dividend Growth Fund	23,419,916	50,682,676
Fidelity Growth Company	15,124,325	22,136,700
Fidelity Puritan Fund	15,788,238	24,544,456
PIMCO Total Return Fund	22,282,796	17,014,311
Spartan U.S. Equity Index Fund	14,934,576	24,971,060
Rainier Small/Mid Cap Value	18,669,902	37,170,675
Common/Collective Trust:
Fidelity Managed Income Portfolio	35,639,049	28,613,837

The Fidelity Managed Income Portfolio (MIP) meets the definition of a fully benefit-responsive investment contract. The MIP invests typically in fixed-income securities or bond funds that may include futures contracts and swap agreements. The underlying assets and wrap contracts purchased by the MIP are designed to pay all participant-initiated transactions at contract value.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”). For financial statement elements currently required to be measured at fair value, SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•	Interest-bearing cash: The carrying value approximates fair value.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

•

Common/Collective trust: The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

•

Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Loans to participants: Participant loans are valued at their outstanding balances, which approximates fair value.

•

Other Investments: Consist of investments in U.S. Government Securities, Corporate Debt Securities, Preferred Stocks, and Call Options. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Investments	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$221,704,634	$221,704,634	$—	$—
Interest-bearing cash	$5,298,166	$5,298,166	$—	$—
Common/collective trusts	$33,815,001	$—	$33,815,001	$—
Common Stocks	$25,102,075	$25,102,075	$—	$—
Loans to participants	$10,838,570	$—	$—	$10,838,570
Other	$94,116	$94,116	$—	$—
Total Investments	$296,852,562	$252,198,991	$33,815,001	$10,838,570

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

Participant Loans
Beginning balance, January 1, 2008	$11,251,604
Total gains or losses (realized and unrealized)	—
Purchases, issuances, and settlements	(413,034)
Transfers in and/or out of Level 3	—
Ending balance, December 31, 2008	$10,838,570

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a related company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG. The Company serves as the Plan Sponsor and the Plan does hold common stock in the Plan Sponsor.

6. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits.

8. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Assets available for benefits per the financial statements	$300,172,122	$460,306,080
Amounts allocated to withdrawn participants	(18,412)	(1,210,506)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,824,048)	(173,593)

Assets available for benefits per Form 5500	$298,329,662	$458,921,981

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2008	2007
Benefits paid to participants per the financial statements	$45,355,736	$54,406,461
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2008	18,412	1,210,506
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2007	(1,210,506)	(314,577)

Benefits paid to participants per the Form 5500	$44,163,642	$55,302,390

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

Supplemental Schedule

Convergys Corporation Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 31-1598292 Plan: 002

December 31, 2008

Identity of Issue, Borrower, Lessor Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Market Value
Common Stock
*Convergys Corporation Shares Fund	2,793,101 shares	$17,903,775
Cincinnati Bell Shares Fund	685,899 shares	1,323,785
Stock Purchase Account (1)		1,879

		19,229,439

Shares of Registered Investment Companies:
*Fidelity Cash Reserve Fund	88,352 shares	88,352
*Fidelity Diversified International Fund	1,270,385 shares	27,325,975
*Fidelity Dividend Growth Fund	1,483,212 shares	23,419,916
*Fidelity Equity Income Fund	533,458 shares	16,467,859
*Fidelity Freedom 2000 Fund	56,182 shares	564,628
*Fidelity Freedom 2005 Fund	21,109 shares	177,106
*Fidelity Freedom 2010 Fund	388,684 shares	4,026,762
*Fidelity Freedom 2015 Fund	276,328 shares	2,365,369
*Fidelity Freedom 2020 Fund	727,981 shares	7,316,206
*Fidelity Freedom 2025 Fund	376,836 shares	3,101,358
*Fidelity Freedom 2030 Fund	572,714 shares	5,589,688
*Fidelity Freedom 2035 Fund	363,422 shares	2,918,282
*Fidelity Freedom 2040 Fund	612,158 shares	3,421,965
*Fidelity Freedom 2045 Fund	96,255 shares	633,359
*Fidelity Freedom 2050 Fund	64,439 shares	416,276
*Fidelity Freedom Income Fund	321,063 shares	3,069,358
*Fidelity Growth Company Fund	308,912 shares	15,124,325
*Fidelity High Income Fund	658,922 shares	3,979,889
*Fidelity Managed Income Portfolio	33,815,001 shares	33,815,001
*Fidelity Puritan Fund	1,208,900 shares	15,788,238
Davis NY Venture Fund	351,039 shares	8,372,284
Hotchkis & Wiley Mid Cap Value I Fund	588,452 shares	6,790,735
MS Small Company Growth Portfolio B Fund	681,912 shares	5,202,991
PIMCO Total Return Fund	2,197,514 shares	22,282,796
Rainier Small/Mid Cap Value Fund	908,953 shares	18,669,902
Royce Total Return Fund	704,167 shares	6,126,254
*Spartan U.S. Equity Index Fund	468,169 shares	14,934,576

		251,989,450

Other Investments
Participant Self-Directed Brokerage Accounts (2)	14,784,089
Other receivables	11,014

14,795,103
Loans
Loans to participants	10,838,570

$296,852,562

*	Indicates parties-in-interest to the Plan.
(1)	The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchase and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.
(2)	The Self-Directed Brokerage Account allows participants to invest in a wide array of securities. Participants can invest their plan assets in individual securities such as mutual funds, individual stocks and debt securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Timothy M. Wesolowski
Timothy M. Wesolowski

June 26, 2009